Exhibit 14
Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067

CODE OF ETHICS

for Golden Valley Development, Inc.,a

Nevada corporation

Because Golden Valley currently has its equity shares publicly traded, senior financial officers of Golden Valley Development, Inc. are held to an especially high set of ethical standards, which are further described below. Senior financial officers of Golden Valley will not commit acts contrary to these standards of ethical conduct nor shall they condone the commission of such acts by others within the Golden Valley organization.

Because Golden Valley is currently applying to have its equity shares publicly traded, senior financial officers of Golden Valley Development, Inc. are held to an especially high set of ethical standards, which are further described below. Senior financial officers of Golden Valley will not commit acts contrary to these standards of ethical conduct nor shall they condone the commission of such acts by others within the Golden Valley organization.

General Standards of Ethical Behavior

The principal executive officer, principal financial officer, controller and all other personnel will:

· Conduct their personal and professional affairs in a way that avoids both real and apparent conflicts of interest between their interests and the interests of the Company.

· Refrain from engaging in any activity that would compromise their professional ethics or otherwise prejudice their ability to carry out their duties to the Company.

· Communicate to executive management of the Company and to accountants engaged in financial audits of the Company, all relevant unfavorable as well as favorable information and professional judgments or opinions.

· Ensure that any and all dealings with regulatory agencies, federal, state and local authorities with which Golden Valley does business.

· Encourage open communication and full disclosure of financial information by providing a well understood process under which Management is kept informed of financial information of importance, including any departures from sound policy, practice, and accounting norms.

· Ensure that all relevant staff members understand the Company’s open communication and full disclosure standards and processes.

· Refrain from disclosing confidential information acquired in the course of their work except where authorized, unless legally obligated to do so, and, where applicable, as per the terms of any employment contract.

· Inform subordinates, as appropriate, regarding the confidentiality of information acquired in the course of their work and monitor, as needed, to ensure that subordinates maintain that confidentiality.

· Refrain from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage, either personally or indirectly through others.

Standards Regarding Financial Records and Reporting

The principal financial officer and controller will:

· Establish appropriate systems and procedures to ensure that business transactions are recorded on the Company’s books in accordance with Generally Accepted Accounting Principals, established company policy, and appropriate regulatory pronouncements and guidelines.

· Establish appropriate policies and procedures for the protection and retention of accounting records and information as required by applicable law, regulation, or regulatory guidelines.

· Establish and administer financial accounting controls that are appropriate to ensure the integrity of the financial reporting process and the availability of timely, relevant information for the safe, sound, and profitable operation of the Company.

· Completely disclose all relevant information reasonably expected to be needed by the Company’s regulatory examiners and internal and external auditors for the full, complete, and successful discharge of their duties and responsibilities.